September 20, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Attention:	Celeste M. Murphy

Courtney Lindsay

Re:	XY – the Findables Company

Offering Statement on Form 1-A

Filed June 17, 2016

File No. 024-10565

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A, as amended to date, for XY – the Findables Company, a Delaware corporation, be declared qualified by the Securities and Exchange Commission at 2:00 p.m., Eastern Time, September 21, 2016, or as soon thereafter as is practicable.

Sincerely,

XY – THE FINDABLES COMPANY

/s/ Arie Trouw

Arie Trouw

Chief Executive Officer